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SECURITIES [illegible] ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ATP Tour Boulevard Suite 150
(No. and Street)

Ponte Vedra Beach, FL 32082
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter R. Lee 904-285-6443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

50 North Laura Street Ste 3000 Jacksonville, FL 32202
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION FEB 28 2003

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 10 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter R. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN GRAHAM
MY COMMISSION # CC 902947
EXPIRES: January 18, 2004
Bonded Thru Notary Public Underwriters

Kristin Graham
Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
50 North Laura Street
Suite 3000
Jacksonville FL 32202-3658
Telephone (904) 354 0671
Facsimile (904) 366 3678

To the Shareholder and
Board of Directors of
American Classic Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 7, 2003

American Classic Securities, Inc.

Report of Independent Certified Public Accountants Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Years Ended December 31, 2002 and 2001

American Classic Securities, Inc.
Index to Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
50 North Laura Street
Suite 3000
Jacksonville FL 32202-3658
Telephone (904) 354 0671
Facsimile (904) 366 3678

Report of Independent Certified Public Accountants

To the Shareholder and
Board of Directors of
American Classic Securities, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of American Classic Securities, Inc. (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule of Exemption from Rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 7, 2003

American Classic Securities, Inc.
Balance Sheets
December 31, 2002 and 2001

ASSETS	2002	2001
Current assets:		
Cash and cash equivalents	$ 145,179	$ 189,550
Commissions receivable	41,367	69,069
Prepaid expenses	10,590	10,255
Due from parent	-	3,259
Total current assets	197,136	272,133
Deferred tax asset	13,495	5,950
Goodwill, net	-	1,090
Total assets	$ 210,631	$ 279,173

LIABILITIES AND SHAREHOLDER'S EQUITY	2002	2001
Current liabilities:		
Commissions payable	$ 27,212	$ 67,544
Accounts payable	-	5,000
Total current liabilities	27,212	72,544
Contingencies (Note 5)		
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100	100
Paid-in capital	88,400	88,400
Retained earnings	94,919	118,129
Total shareholder's equity	183,419	206,629
Total liabilities and shareholder's equity	$ 210,631	$ 279,173

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions	$ 638,953	$ 1,090,469
Interest	2,576	6,263
Other income	529	250
	642,058	1,096,982
Expenses:		
Commissions	407,941	828,025
Management fee	163,288	215,050
Administrative and operating	76,411	54,267
Registration fees	20,586	13,637
Surety bonding	3,104	2,502
Licenses and permits	393	255
Goodwill impairment loss	1,090	-
Depreciation and amortization	-	278
	672,813	1,114,014
Loss before income taxes	(30,755)	(17,032)
Income tax expense (benefit):		
Current	-	12,120
Deferred	(7,545)	(5,950)
	(7,545)	6,170
Net loss	$ (23,210)	$ (23,202)

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Shareholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2000	$ 100	$ 88,400	$ 176,331	$ 264,831
Net loss	-	-	(23,202)	(23,202)
Dividends paid	-	-	(35,000)	(35,000)
Balance, December 31, 2001	100	88,400	118,129	206,629
Net loss	-	-	(23,210)	(23,210)
Balance, December 31, 2002	$ 100	$ 88,400	$ 94,919	$ 183,419

The accompanying notes are an integral part of these financial statements.

American Classic Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (23,210)	$ (23,202)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	-	278
Goodwill impairment loss	1,090	-
Changes in operating assets and liabilities:		
Commissions receivable	27,702	19,502
Prepaid expenses	(335)	(150)
Due from parent	3,259	(3,259)
Deferred tax asset	(7,545)	(5,950)
Commissions payable	(40,332)	(4,879)
Accounts payable	(5,000)	5,000
Income taxes payable	-	(36,135)
Net cash used in operating activities	(44,371)	(48,795)
Cash flows from financing activities:		
Payment of dividends	-	(35,000)
Net cash used in financing activities	-	(35,000)
Net decrease in cash and cash equivalents	(44,371)	(83,795)
Cash and cash equivalents, beginning of year	189,550	273,345
Cash and cash equivalents, end of year	$ 145,179	$ 189,550

The accompanying notes are an integral part of these financial statements.

1. **Significant Accounting Policies**

Organization - American Classic Securities, Inc. (the "Company"), a wholly owned subsidiary of Agent Investors Holding Company, Inc. (AIHC), is registered in all 50 states as a broker-dealer and is also a member of the National Association of Securities Dealers (NASD). The Company has approximately 62 affiliated agents dispersed throughout the U.S. who market mutual funds and variable contracts from a variety of distributors and receive a commission from the Company based on sales. The Company receives commissions from the mutual fund and variable contract distributors.

Cash and cash equivalents - Cash and cash equivalents represent demand deposits that are readily convertible to known amounts of cash.

Goodwill - At December 31, 2001, the Company had goodwill of $1,090 net of accumulated amortization of $3,295. Amortization of goodwill was computed using the straight-line method over 20 years.

The Company adopted the provisions of *Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles* ("SFAS 142") on January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization, and includes provisions for reassessment of the useful lives of existing intangibles and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also required the Company to complete a two-step transitional goodwill impairment test. The Company completed the transitional goodwill impairment test during 2002 and determined that goodwill at transition was fully impaired. The remaining goodwill of $1,090 at January 1, 2002 was not recoverable and therefore was expensed in its entirety during the year ended December 31, 2002

Income Recognition - Commission income is recorded as earned on a trade-date basis.

Income Taxes - The Company files consolidated income tax returns with AIHC. Income tax expense is provided based upon the amount that would have been required had the Company filed a separate return within this same control group. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company and AIHC have entered into an administrative agreement, whereby AIHC agrees to provide funding, facilities, office equipment and various other administrative services to the Company. AIHC charged the Company management fees of $163,288 and $215,050 for 2002 and 2001, respectively.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net capital ratio exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $159,334 and $25,000, respectively, and the Company's net capital ratio was .17 to 1. At December 31, 2001, the Company had net capital and a net capital requirement of $195,284 and $25,000, respectively, and the Company's net capital ratio was .37 to 1. Accordingly, at December 31, 2002 and 2001, the Company was in compliance with the net capital requirement.

4. Contingencies

In the normal course of its business operations, the Company is involved in routine litigation from time to time.

In management's opinion, based upon the advice of legal counsel, litigation and claims will not have a material adverse effect on the Company's financial position or results of operations.

5. Financial Instruments

Receivables of the Company are reported in the balance sheet at the lower of estimated realizable value or the contract amount and are due when the related transactions are executed.

Supplemental Schedules

American Classic Securities, Inc.
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2002

Net capital:		
Total shareholder's equity per financial statements		$ 183,419
Deduct shareholder's equity not allowable for net capital		-
Total shareholders equity qualified for net capital		183,419
Add allowable subordinated liabilities		-
Add other allowable credits		-
Total capital and allowable subordinated liabilities		183,419
Less non allowable assets:		
Prepaid expenses	(10,590)	
Deferred tax asset	(13,495)	(24,085)
Net capital		$ 159,334
Aggregate indebtedness ("AI"):		
Total liabilities per financial statements		$ 27,212
Computation of basic net capital requirement:		
Minimum net capital required		$ 25,000
Excess net capital		$ 134,334
Net capital less 10% of AI		$ 156,613
Ratio: Aggregate indebtedness to net capital		.17 to 1

Reconciliation pursuant to paragraph (d) (4) of Rule 17a-5:

Difference between this computation of net capital and the corresponding computation prepared by American Classic Securities, Inc. and included in the Company's quarterly unaudited Part IIA FOCUS Report consisted of the following:

Net capital per the Company's monthly Part IIA FOCUS report	$ 159,379
Adjustment to accrue commission revenue	(45)
Net capital per this computation	$ 159,334

American Classic Securities, Inc.
Schedule of Exemption from Rule15c3-3 of the Securities and Exchange Commission
December 31, 2002

American Classic Securities, Inc. does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, American Classic Securities, Inc. has not presented supplemental schedules to its financial statements of 1) Computation for Determination of Reserve Requirements Under Rule 15c3-3 and 2) Information Relating to Possession or Control Requirements Under rule 15c3-3 due to the exemptive provisions under Section (K) (2)(i) of Rule 15c3-3.